                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  4 March 2003


                               PREMIER FARNELL PLC
                               -------------------


                               PREMIER FARNELL PLC
                               -------------------
                 (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F ___
                                        -

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ___                   No  X
                                                         -

        If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              PREMIER FARNELL PLC
                                                 (Registrant)


 Date:   March 4, 2003                        By: STEVEN JOHN WEBB
                                                  ----------------
                                                  Steven John Webb
                                                  Group Company Secretary and
                                                  General Counsel

EXHIBITS


1. On 27 February, 2003, Premier Farnell plc ("the Company") filed a statement with the London Stock Exchange, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, which relates to the rebranding of four companies within its Marketing Distribution Division under the InOne BRAND.

2. On March 4, 2003 Premier Farnell plc ("the Company") filed a notification of Major interests in Shares with the London Stock Exchange.

         The said notification, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference, relates to information received from Scottish Widows Investment Partnership Group Limited to the effect that its notifiable material interest in the Company's issued ordinary share capital at 4 March, 2003 amounted to seventeen thousand, two hundred and eighty-three thousand, one hundred and nine pounds (17,283,109) ordinary shares of 5p each in the Company, being 4.769% of the Company's ordinary issued share capital.

EXHIBIT 1

                      PREMIER FARNELL LAUNCHES InOne BRAND

Premier Farnell plc (LSE:pfl, NYSE: PFP), the global marketer and distributor of electronic maintenance and repair (MRO) and specialist products and services, announces the rebranding of four companies within its Marketing Distribution Division (MDD) over the next three months. This change demonstrates to customers and suppliers the close alignment between these businesses and will enhance the global collaboration between Newark, Farnell, Buck & Hickman and MCM. The new trading names will be Newark InOne, Farnell InOne, BuckHickman InOne and MCM, an InOne company.

InOne customers will now have access to over 3,000 suppliers, 400,000 products worldwide and an unparalleled range of specialist services.

The one off cost of this rebranding will be [pound sterling]2.4m and will be taken in the first quarter of the current financial year ending
1st February 2004.

John Hirst, Group CEO said "The InOne brand unites those companies who's capabilities we are increasingly exploiting across their traditional business boundaries. The InOne suffix enables us to retain the enormous goodwill of the existing brands, while promoting the major improvements in product range and services of the past few years to present and potential customers."

The Group will be announcing its Preliminary Results on Wednesday 19th March
2003.

FOR FURTHER INFORMATION CONTACT:

PREMIER FARNELL PLC              NICK ROSS                      020 7851 4100
                                 CAROLINE WALKER                0870 129 8608

FINANCIAL DYNAMICS               RICHARD MOUNTAIN               020 7269 7291

EXHIBIT 2



                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

---------------------------------------------------------------------------------------------------------------------------
1.  NAME OF COMPANY                               2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

    PREMIER FARNELL PLC                               SCOTTISH WIDOWS INVESTMENT PARTNERSHIP GROUP LTD
                                                      (ON BEHALF OF LLOYDS TSB GROUP PLC, LLOYDS
                                                      TSB BANK PLC AND SCOTTISH WIDOWS GROUP LIMITED)

---------------------------------------------------------------------------------------------------------------------------
3.  PLEASE STATE WHETHER NOTIFICATION             4.  NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN
    INDICATES THAT IT IS IN RESPECT OF                ONE HOLDER, THE NUMBER OF SHARES HELD BY EACH OFTHEM
    HOLDING OF THE SHAREHOLDER NAMED IN 2
    ABOVE OR IN RESPECT OF A NON-BENEFICIAL           NOT DISCLOSED
    INTEREST OR IN THE CASE OF AN NOT
    DISCLOSED INDIVIDUAL HOLDER IF IT IS A
    HOLDING OF THAT PERSON'S SPOUSE OR CHILDREN
    UNDER THE AGE OF 18

    NOT DISCLOSED

---------------------------------------------------------------------------------------------------------------------------
5.  NUMBER OF              6.  PERCENTAGE OF ISSUED    7.  NUMBER OF SHARES/AMOUNT     8.  PERCENTAGE OF ISSUED CLASS
    SHARES/AMOUNT OF           CLASS                       OF STOCK DISPOSED
    STOCK ACQUIRED

    N/A                        N/A                         NOT DISCLOSED                   NOT DISCLOSED

--------------------------------------------------------------------------------------------------------------------------

9. CLASS OF SECURITY                                   10. DATE OF TRANSACTION         11.  DATE COMPANY INFORMED

   ORDINARY SHARES OF 5P EACH                              NOT DISCLOSED                    4 MARCH 2003

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12. TOTAL HOLDING FOLLOWING THIS NOTIFICATION          13. TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                           NOTIFICATION
      36,071,679 OF WHICH 17,283,109 ARE OF A
       MATERIAL INTEREST                                   THE MATERIAL INTEREST HOLDING REPRESENTS 4.769% OF THE
                                                           COMPANY'S ISSUED ORDINARY SHARE CAPITAL
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14. ANY ADDITIONAL INFORMATION                         15. NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES

                                                           STEVEN WEBB
                                                           COMPANY SECRETARY AND GENERAL COUNSEL
                                                           PREMIER FARNELL PLC
                                                           150 ARMLEY ROAD
                                                           LEEDS LS12 2QQ
                                                           TEL: 0113 387 5277

-------------------------------------------------------------------------------------------------------------------------
16. NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION

    STEVEN WEBB
    COMPANY SECRETARY AND GENERAL COUNSEL

-------------------------------------------------------------------------------------------------------------------------

DATE OF NOTIFICATION :  4 MARCH 2003

-------------------------------------------------------------------------------------------------------------------------